Exhibit 99.1

 Kenon Holdings Welcomes Singapore Maritime Foundation Executive Director Tan Beng Tee and CEO
Robert Rosen to its Board of Directors, Appoints Deepa Joseph as Interim CFO

Singapore, July 19, 2023. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”), a Singapore-based holding company that operates dynamic, growth-oriented businesses in the energy and shipping sectors, announced today that it has appointed Ms. Tan Beng Tee to its Board of Directors (“Board”) as a non-executive Director.

Ms. Tan brings with her decades of experience in the shipping industry from her former role as Assistant Chief Executive of the Maritime and Port Authority of Singapore and her current position as Executive Director of the Singapore Maritime Foundation.

Kenon Chairman Mr. Cyril Ducau stated, “We are thrilled to have Tan Beng Tee join our Board of Directors. She brings a unique perspective and skill set to the table, which will help us as we manage our existing business holdings and look to make key project investments or acquisitions in the future. Her wealth of knowledge and business acumen will help guide the company’s current businesses and play a key role as we look to broaden our business holdings.”

Kenon’s primary holdings include OPC Energy Ltd., an owner, developer and operator of power generation facilities located in Israel and, through its ownership interest in CPV Power Holdings LP, in the United States, and global container shipping company ZIM Integrated Shipping Services, Ltd.

Kenon also announced that its CEO Mr. Robert Rosen will join the Board as an executive Director while continuing to serve as CEO, and that as previously announced the company’s CFO Mr. Mark Hasson is resigning from his position. Ms. Deepa Joseph has been appointed as interim CFO with effect from September 1, 2023. Ms. Joseph currently serves as CFO of Ansonia Holdings Singapore B.V., which owns approximately 60% of Kenon’s outstanding shares.

Commenting on the organizational changes, Mr. Rosen stated, “We are delighted to have Deepa Joseph join us as CFO. She has proven to be a leading force in the corporate financial world and will play a key role in our strategic and financial planning as we grow. I would also like to thank Mark Hasson for his years of dedicated service to the company. His contributions as CFO were integral to our success. The Board and management team wish him all the best in his future endeavors.”

Mr. Ducau added, “Having Robert join us on the Board will provide us with valuable insights on day-to-day operations and governance, allowing us to streamline the management of our businesses and capitalize on market opportunities. Adding Deepa to the team will further enhance our ability to navigate our current business holdings and investments or acquisitions we may make in the future, which may include large-scale investments. The Board and I welcome them both in their new roles.”

Ms. Tan will join the Board on August 30, 2023, while Mr. Rosen’s appointment to the Board will be immediate. Ms. Joseph will serve as interim CFO from September 1, 2023.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to director and management appointments, including the timing of appointments and the role of and expected contributions by such appointees in Kenon’s business, statements about Kenon’s business including focus on growth and potential future investments and acquisitions and other non-historical matters. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to such appointments, risks relating to Kenon’s business and strategy and focus on growth and potential future investments and acquisitions and other risks set forth under the heading "Risk Factors" in Kenon's most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.